October 5, 2012

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	W&T Offshore, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

File No. 1-32414

Dear Mr. Schwall:

Set forth below are our responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 25, 2012, with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 1-32414), filed with the Commission on February 27, 2012 (the “2011 Form 10-K”). For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. References to “the Company,” “we,” “us” and “our” herein refer to W&T Offshore, Inc. and its consolidated subsidiaries.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business, page 1

Changes in Proved Reserves, page 38

1.	Either here or under “Development of Proved Undeveloped Reserves,” please address material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves. It is not clear to us whether the discussion under “Development of Proved Undeveloped Reserves” fully explains the increase in your PUDs. Also disclose how much you spent during the year to convert proved undeveloped reserves, including the 15.7 MMBoe in proved undeveloped reserves that you had at the end of 2010, to proved developed reserves. See Item 1203 of Regulation S-K.

W&T Offshore, Inc. • Nine Greenway Plaza, Suite 300 • Houston, Texas 77046 • 713-626-8525 • www.wtoffshore.com

Securities and Exchange Commission

October 5, 2012

Response: We respectfully submit to the Staff that we believe our disclosures concerning changes in proved undeveloped reserves (“PUDs”) in our 2011 Form 10-K are in material compliance with Item 1203 of Regulation S-K and accordingly, it is not necessary to amend our 2011 Form 10-K to expand our existing disclosures of our investments and progress made during the year to convert PUDs into proved developed reserves (“PDP”).

Beginning on page 39 of the 2011 Form 10-K, we discuss the development of reserves by field, including the type of work completed and, in some cases, what additional work must be completed to continue moving PUDs to PDP. Our disclosure includes a discussion of the causes for changes in PUDs on a field-by-field basis and a table showing the amount of PUDs by field as of December 31, 2010 and December 31, 2011. In addition, we have clearly described that over 78% of the total net change in PUDs during 2011 was attributable to the acquisition of the Yellow Rose Properties in May 2011.

Total development capital expenditures, of which a substantial majority was expenditures to convert PUDs to PDP, were approximately $179.7 million in 2011, as disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures” on page 63 of the 2011 Form 10-K. In addition, in Note 22 of the Notes to Consolidated Financial Statements on page 112, we disclose that 2011 development costs, including estimates of asset retirement obligations (“ARO”), were $203.7 million. These costs include costs to develop all of our PUDs in 2011, not just the PUDs existing as of December 31, 2010. Because PUDs are inherently dynamic, our accounting systems do not track expenditures on efforts to convert specific year-end PUDs to PDP during the period.

In future filings under the Securities Exchange Act of 1934 (the “Exchange Act”), we propose to provide a cross reference within the discussion of the development costs to direct the reader to the relevant information in other sections of the Form 10-K.

In addition, we propose in future filings under the Exchange Act to include a table similar to the one below that reconciles our beginning and end of year balances in estimates of PUDs, if warranted by the facts and circumstances of that year:

MMBoe
Estimated Proved Undeveloped Reserves at December 31, 2011	40.5
PUDs converted to PDPs during 2012
PUDs added during 2012 from acquisitions
PUDs added during 2012 from extensions and discoveries
Revisions of previous PUD estimates

Estimated Proved Undeveloped Reserves at December 31, 2012

Securities and Exchange Commission

October 5, 2012

Financial Statements, page 70

Note 5 — Asset Retirement Obligations, page 87

2.	We note your disclosure explaining that in 2008 your properties were damaged and operations were disrupted from Hurricanes Ike and Gustav. You also indicate that you paid $62.9 million during 2010 to plug and abandon wells and facilities damaged by these storms. Tell us why it was also necessary for you to increase your asset retirement obligation by $42.0 million in 2010 for this event. Please identify the particular assets to which this revision relates, the specific costs this adjustment is intended to cover, and the reasons you have previously been unable to estimate your asset retirement obligation with greater precision.

Response: In the years following Hurricanes Ike and Gustav, we faced a number of uncertainties regarding the assessment of the damage and determination of whether properties could be restored to production or plugged and abandoned. We also faced uncertainties regarding the timing of acquiring permits and other government approvals. Hurricane Ike occurred in 2008; however, it was not until 2010 that some of this work could begin due to the high demand for qualified personnel and equipment following the storm. Over time, we determined that the scope of work was larger than initially anticipated and, as a result, we adjusted our estimates as necessary based on available information.

In the 2011 Form 10-K in “Risk Factors,” we describe on pages 15 and 19 that our estimates for future ARO may vary significantly from period to period due to many different factors.

The $42.0 million increase in ARO in 2010 primarily resulted from:

•

the decision by the Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEMRE”) to deny our proposal to abandon the Eugene Island 397 platform as an artificial reef in place, as it was determined that the toppled platform was too close to the shipping lanes, such decision changing the anticipated scope of work and resultant costs materially (please note that prior proposals to designate as reef in place were approved as a relatively common practice);

•	the revision of requirements from BOEMRE for Eugene Island 349 regarding the scope of work required;

Securities and Exchange Commission

October 5, 2012

•	the incurrence of higher than expected costs for mobilization and delays in starting the work at Green Canyon 178;

•	additional costs incurred at our Ewing Banks 949 platform due to a second mobilization required to complete the job and reassessment of work required on a damaged pipeline;

•

receipt of billings for higher than expected costs at Vermilion 284, a non-operated property (we estimate what we believe the job will cost based upon our best information available to us, but as a non-operated property, we have no control over what is actually incurred by the operator); and

•	revisions of the estimated costs for East Cameron 368 resulting from a change in the assessment from restoration to abandonment.

While each property was uniquely impacted by Hurricanes Ike and Gustav, the aftermath of these weather events caused the increases in ARO from prior estimates, which we believe is the most meaningful description of the change to our shareholders. We respectfully submit to the Staff that we do not believe that adding additional detail to describe these events enhances the reader’s understanding. We believe the “Risk Factors” section provides the relevant information regarding risks associated with ARO estimates.

Note 11 — Share-Based and Cash-Based Incentive Compensation. page 95

3.	Please comply with the disclosure requirements set forth in FASB ASC 718-10-50-2(f) with respect to your share based compensation arrangements.

Response: In future filings, we propose to provide a description of the methods and the significant assumptions used to estimate fair value. These disclosures will be similar to the following:

The Company uses the closing price of the Company’s stock on the grant date to estimate fair value of restricted stock and restricted stock units.

Note 19 — Contingencies, page 103

4.	We note your disclosure explaining that the outcome of a federal grand jury investigation could have a material adverse effect on the company, although you are unable to estimate your “potential exposure” in this matter. In addition, you indicate you are unable to estimate your “potential exposure” in a lawsuit filed by land owners who allege that their property was damaged as a result of your oil and gas exploration and production activities.

Securities and Exchange Commission

October 5, 2012

Although you disclose that you are unable to estimate your exposure to loss, you also disclose that you have recorded a liability of $2 million and $10.4 million as of December 31, 2011 and June 30, 2012, for loss contingencies which include these events. Please modify your disclosures to clarify the extent to which you have been able to estimate your exposure to loss, and to specify the amounts or ranges of reasonably possible loss associated with these contingencies.

Please ensure that your accounting and disclosures are consistent in describing your ability to estimate and that you utilize the terminology prescribed in FASB ASC 450-20 to describe your exposure to loss. Any narratives about potential loss should be modified as necessary to indicate the extent to which you regard your exposure to loss as remote, reasonably possible, or probable.

Response: As of the filing date of the 2011 Form 10-K on February 27, 2012, we had received notification of certain land owner lawsuits and had engaged in initial conversations with the counsel for the parties alleging claims against the Company. At that time, we estimated $2.0 million in costs related to such contingent claims as probable. Between the filing of the 2011 Form 10-K and the filing of the Form 10-Q for the second quarter of 2012 on July 31, 2012, additional information became available regarding recent settlements of claims for surface damages in Cameron Parish, Louisiana. As a result, we increased the estimate by $8.4 million for all contingent claims that were deemed probable, but could not state with certainty the ultimate resolution. Subsequent to the filing of Form 10-Q for the second quarter of 2012, we have settled the most significant of the Cameron Parish claims for an amount that we do not believe will require us to increase our total accrual for these claims. This development will be discussed in our Form 10-Q for the third quarter of 2012. As to the federal grand jury matter, we assessed the exposure to be remote at the filing dates of both the 2011 Form 10-K and the Form 10-Q for the second quarter of 2012 and have not recorded any liability for this matter. We will also ensure in future filings that our accounting and disclosures are consistent in describing our ability to estimate potential loss and that we utilize the terminology prescribed in FASB ASC 450-20 to describe exposure to loss.

Securities and Exchange Commission

October 5, 2012

In connection with responding to these comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned at (713) 626-8525 or James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,
W&T OFFSHORE, INC.

By:	/s/ John D. Gibbons
Name: John D. Gibbons
Title: Senior Vice President, Chief Financial Officer and Chief Accounting Officer